Pursuant to the agreements and plans of reorganization and effective August 6, 2007, the names of the following series of Frontegra Funds, Inc. have been changed as follows:

Former Name	New Name
Frontegra Total Return Bond Fund	Frontegra Columbus Core Plus Fund
Frontegra Investment Grade Bond Fund	Frontegra Columbus Core Fund